Exhibit 21

SSGI, INC.

Subsidiaries of the Registrant

Listed below are all the subsidiaries of Registrant, except for those subsidiaries which are currently inactive.

State of Incorporation	Name of Subsidiary

Florida	Surge Solutions Group, Inc.
Florida	B&M Construction Co., Inc.
Florida	Willis Electric, L.L.C.
Arkansas	B&M Construction of Arkansas, LLC
Florida	B&M Pump & Tank, Inc.